Exemption File Number 82-1995

Heineken NV

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

SUPPL

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591		[redacted]	December 21, 2001

02049044

02 AUG -6 AM 12:55

Dear Sir/Madam,

Attached please find the publication of Heineken NV dated December 20, 2001.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Should you have any questions please call me.

Yours sincerely,

i/o U. Pedroli

J.C. van de Merbel
Director Investor Relations

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Encl.

dlw 8/6

Amsterdam, 20 December 2001

After successful tender offer Heineken now owns 97% of Heineken España

Heineken N.V. has successfully completed the tender offer to purchase the remaining 15% of outstanding shares of Heineken España S.A. Heineken now owns 97.19% of the shares of Heineken España. The shares are still listed on the Madrid stock exchange. Heineken acquired 7,270,401 shares and paid EUR 7.50 per share. Thus the total acquisition price amounted to EUR 54.5 million. This transaction will have a negligible positive effect on the net profit per share of Heineken N.V. in 2001.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst information
Albert Holtzappel
Telephone: +31 20 52 39 359

Note for the editor
Heineken N.V. is the world's most international brewing group. Heineken beer is sold in more than 170 countries, and the group has over 110 breweries in more than 50 countries. In 2000 net turnover amounted to EUR 8.1 billion and net profit to EUR 621 million. Heineken employs almost 38,000 people.